EXHIBIT 21.1

                           SUBSIDIARIES OF THE COMPANY

Certain active subsidiaries of the Company as of December 31, 2001, are listed below. The names of certain subsidiaries, which considered in the aggregate would not constitute a significant subsidiary, have been omitted.

SUBSIDIARY                                   STATE OR COUNTRY OF ORGANIZATION

Buzztime Entertainment, Inc.                 Delaware